May 13, 2011

To Whom It May Concern,

	Company Name:	Taisho Pharmaceutical Co., Ltd.
	Head Office:	3-24-1, Takada, Toshima-ku, Tokyo
	Representative:	Akira Uehara,
Chairman and CEO
(TSE First Section : Code No. 4535)
	Contact:	Masaki Tsuboi, General Manager,
Public Relations Section
(Tel: +81-3-3985-1115)

Notice of Incorporation of Holding Company through Sole-Share Transfer

Taisho Pharmaceutical Co., Ltd. (“Taisho”) hereby announces as set forth below that it has resolved in its board of directors meeting held today to incorporate “Taisho Pharmaceutical Holdings Co., Ltd.” (the “Holding Company”) as of October 3, 2011 (scheduled date) through a sole-share transfer, subject to the approval of the annual shareholders meeting, which is scheduled to be held on June 29, 2011.

1.	Purpose of Incorporation of the Holding Company through the Sole-Share Transfer

(1)	Background and Purpose

Taisho’s mission is “to contribute to society by creating and offering superior pharmaceuticals and health-related products as well as healthcare-related information and services in socially responsible ways that enrich people’s lives by improving health and beauty.” In order to achieve this purpose, Taisho aims to build a stronger business basis so that it will be able to steadily develop and improve its ability to compete internationally.

Recently, however, Taisho’s operations have been exposed to increasingly difficult circumstances. The domestic market for over-the-counter (OTC) drugs has been maturing, and in the domestic market for prescription pharmaceuticals, there are issues with respect to government measures designed to curb healthcare costs and, the revision of NHI drug prices, as well as increasing difficulties in the development of new drugs. Taisho aims to achieve sustainable growth under these circumstances. For this purpose, in its main line of business, the Self-Medication Operation Group (i.e., OTC drugs and healthcare-related products businesses), Taisho has been focusing on product development by seeking to understand its customers’ needs, and has been making efforts to strengthen its brands, which are regarded highly and have a devoted following of customers. In its Prescription Pharmaceutical Operation Group (i.e., prescription pharmaceuticals and their related business), Taisho has been focusing on the research and development of highly original and globally accepted new drugs, as well as positively promoting the in-licensing of promising drugs and attempting to improve and strengthen its drug development pipelines. Also, with respect to its overseas business, in addition to its active promotion of the energy drink “Lipovitan,” Taisho has achieved participation in the OTC drug business in the Asian region. Aiming to develop its business in Asian markets, in 2009, Taisho acquired Bristol-Myers Squibb Company’s Asian OTC drug business, and agreed on April 7 this year to acquire all shares of Hoepharma Holdings Sdn. Bhd., which is a Malaysian healthcare company.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Taisho has decided that, in order to achieve sustainable growth in the Self-Medication Operation Group and the Prescription Pharmaceutical Operation Group, it is necessary to establish a group structure that will enable it to distribute the management resources of its corporate group effectively and to strengthen its competitiveness. Taisho therefore resolved to incorporate Taisho Pharmaceutical Holdings Co., Ltd., which will be a wholly owning parent company of Taisho, through a sole-share transfer (the “Share Transfer”) as of October 3, 2011 (scheduled date), thereby moving to a holding company-structure.

Taisho Pharmaceutical Holdings Co., Ltd., which will be newly incorporated, will assume the function of proposing management strategies as the company controlling the whole group based on a new structure for corporate governance, and will distribute management resources effectively to its respective domestic and overseas businesses in order to achieve well-balanced and sustainable growth and strengthen competitiveness with respect to the Self-Medication Operation Group and the Prescription Pharmaceutical Operation Group. It will increase corporate value by producing synergetic effects from these two businesses, and contribute to its customers achieving healthier and more prosperous lives.

This transfer to the new holding company-structure is subject to the approval of the annual shareholders meeting of Taisho, which is scheduled to be held on June 29, 2011. The shares of Taisho will be de-listed in accordance with the Share Transfer, however, an application is scheduled to be made to list the shares of the newly incorporated Holding Company (the wholly owning parent company) on the Tokyo Stock Exchange. The listing date depends on an inspection by the Tokyo Stock Exchange, however, the listing is scheduled to take place as of October 3, 2011, which is the registration date for the incorporation of the Holding Company (effective date of the share transfer).

(2)	Procedures for the Transfer to the Holding Company-Structure

Taisho plans to move to the holding company-structure through the method set forth below.

[Step 1] Incorporation of a Holding Company through Share Transfer

As a result of the incorporation of the Holding Company as of October 3, 2011, through the Share Transfer, Taisho will become a wholly owned subsidiary company of the Holding Company.

[Step 2] Structure after Incorporation of the Holding Company

After the incorporation of the Holding Company, the group companies will be reorganized promptly and strategically through an organizational restructuring, etc. so that the management resources of the whole group will be effectively distributed. The specific details thereof will be announced when determined.

2.	Outline of Share Transfer

(1)	Share Transfer Schedule

Record date for the annual shareholders meeting:	Thursday March 31, 2011

Board of directors meeting for the approval of the preparation of the Share Transfer plan:	Friday May 13, 2011

Annual shareholders meeting for the approval of the preparation of the Share Transfer plan:	Wednesday June 29, 2011 (scheduled date)

De-listing date:	Wednesday September 28, 2011 (scheduled date)

Registration date for the incorporation of the Holding Company (effective date of the Share Transfer):	Monday October 3, 2011 (scheduled date)

Listing date for the Holding Company’s shares:	Monday October 3, 2011 (scheduled date)

The above schedule may be changed if required in the course of the Share Transfer procedures or due to other reasons.

(2)	Descriptions of Allocation concerning Share Transfer (Share Transfer Ratio)

	Taisho Pharmaceutical Holdings Co., Ltd. (Wholly owning parent company incorporated through the Share Transfer; the Holding Company)	Taisho Pharmaceutical Co., Ltd. (Wholly owned subsidiary company in the Share Transfer; Taisho)
Allocation concerning the Share Transfer	0.3	1

Note 1):	The allocation ratio and number of shares constituting one unit of the Holding Company’s shares:
0.3 shares of the common stock of the Holding Company shall be allocated per share of the common stock of Taisho. The number of shares constituting one unit of the shares of the Holding Company shall be one hundred (100) shares.

If, as a result of the Share Transfer, the number of shares of the common stock of the Holding Company that shall be delivered to the shareholders of Taisho includes any fraction less than one (1) share of the common stock of the Holding Company, the Holding Company will pay the shareholders the amount corresponding to such fraction less than one (1) share in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

Note 2):	The number of new shares to be delivered through the Share Transfer (scheduled):
90,139,653 shares of common stock.

The above number of new shares to be delivered by the Holding Company may fluctuate if the total number of issued shares of Taisho changes before the Share Transfer is effected. With respect to treasury shares held by Taisho (24,452,572 shares as of March 31, 2011), common stock of the Holding Company (7,335,771 shares of common stock in total corresponding to the number of treasury shares held by Taisho as of March 31, 2011) will be allocated in accordance with the share transfer ratio. As a result, Taisho will temporarily hold the common stock of the Holding Company, and the method of disposal thereof will be announced when determined.

(3)	Treatment of Share Options and Bonds with Share Options in accordance with the Share Transfer

Taisho issues no share options and bonds with share options.

(4)	New Listing of Holding Company’s Shares

Taisho plans to apply to newly list the shares of the Holding Company, which is to be newly incorporated, on the Tokyo Stock Exchange. The listing date is scheduled to be October 3, 2011. As Taisho will be the wholly owned subsidiary company of the Holding Company as a result of the Share Transfer, Taisho is scheduled to be de-listed from the Tokyo Stock Exchange on September 28, 2011, prior to the listing of the Holding Company.

The de-listing date may change as it is to be determined in accordance with the rules of the Tokyo Stock Exchange.

3.	Grounds for Calculating the Allocation concerning the Share Transfer

In the Share Transfer, the Holding Company (the wholly owning parent company) will be incorporated through a share transfer conducted solely by Taisho, and the shares of the Holding Company will be allocated only to the shareholders of Taisho immediately before the Share Transfer. Since the number of shares constituting one unit of the shares of Taisho and the Holding Company are one thousand (1,000) shares and one hundred (100) shares, respectively, the minimum investment unit will not be changed if 0.1 shares of the common stock of the Holding Company are allocated for one (1) share of the common stock of Taisho. In this case, the shareholders of Taisho will hold, immediately after the Share Transfer, voting rights in the Holding Company in the number equivalent to the number of Taisho’s voting rights it held immediately before the Share Transfer. However, taking into consideration Taisho’s current standard share price per share, and increase of the number of individual investors and liquidity of shares by reducing the investment unit, as well as taking into account the increase in administration costs relating to shareholders as a result of the increase in the number of shareholders, Taisho has determined that 0.3 shares of the common stock of the Holding Company are to be allocated for one (1) share of the common stock of Taisho held by Taisho’s shareholders.

As described above, the Share Transfer is a share transfer to be solely conducted by Taisho, and therefore, no calculation will be conducted by any third party institution.

4.	Description of Party to Share Transfer

(as of March 31, 2011)

(1) Company Name	Taisho Pharmaceutical Co., Ltd.

(2) Registered Office	3-24-1, Takada, Toshima-ku, Tokyo

(3) Name and Title of the Representative	Akira Uehara, Chairman and CEO

(4) Primary Business	Manufacture and sale of over-the-counter (OTC) drugs, foods, and other goods, etc. and manufacture and sale of prescription pharmaceuticals

(5) Paid-in Capital	29,804 million yen

(6) Date of Establishment	May 5, 1928

(7) Number of Issued Shares	300,465,510 shares

(8) Accounting Period	March 31

(9) Major Shareholders and Shareholding Ratio	The Uehara Memorial Foundation	14.31%
	Shoji Uehara	11.64%
	Uehara Museum of Modern Art Foundation	3.33%
	Sumitomo Mitsui Banking Corporation	3.33%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.33%

(10) Operational Results and Financial Conditions for Immediately Preceding Business Year

Consolidated Net Assets		535,231

Consolidated Total Assets		618,434

Consolidated Net Assets per Share (in yen)		1,901.74

Consolidated Net Sales		268,632

Consolidated Operating Income		44,082

Consolidated Ordinary Income		54,077

Consolidated Net Income for Current Period		34,892

Consolidated Net Income per Share for Current Period (in yen)		124.90

(Units: Millions of Yen, unless stated otherwise)

5.	Status of Wholly Owning Parent Company Incorporated through Share Transfer

(1) Company Name	Taisho Pharmaceutical Holdings Co., Ltd.

(2) Office to be Registered	3-24-1, Takada, Toshima-ku, Tokyo

(3) Name and Title of the Representative	Akira Uehara, Chairman and CEO

(4) Primary Business	Management and administration of subsidiary companies, etc. engaging in manufacture and sale of over-the-counter (OTC) drugs, foods, and other goods, etc. and manufacture and sale of prescription pharmaceuticals; and businesses incidental or related thereto.

(5) Paid-in Capital	30,000 million yen

(6) Accounting Period	March 31

6.	Future Outlook

Taisho will be the wholly owned subsidiary company of the Holding Company in accordance with the Share Transfer. Accordingly, the business results of Taisho will be reflected in the consolidated business results of the Holding Company, its wholly owning parent company. The Share Transfer is expected to have a negligible effect on the business results.

End

(Reference) Forecasts of consolidated operating results for the current period (as released on May 13, 2011) and consolidated operating results for the preceding period

	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income for Current Period
Forecasts of Operating Results for Current Period (Period ending in March 2012)	274,000	39,500	45,500	28,000
Operating Results for Preceding Business Period (Period ending in March 2011)	268,632	44,082	54,077	34,892

(Units: Millions of Yen)